FOR IMMEDIATE RELEASE

Monday, August 13, 2007

(No.2007-08-19)

CARMANAH ANNOUNCES RELEASE DATE FOR Q2 2007 FINANCIAL

RESULTS AS WELL AS CONFERENCE CALL

Victoria, British Columbia, Canada – Monday, August 13, 2007 - Carmanah Technologies Corporation (TSX: CMH) expects to release its financial results for Q2 2007 on Tuesday, August 14, 2007 at 4:00PM Eastern (1:00PM Pacific).

Subsequently, a conference call will be held on Tuesday, August 14, 2007 at 5:00PM Eastern (2:00PM Pacific) to discuss the Q2 2007 results. To participate on the conference call, in North America please call toll-free 1-800-525-6384 approximately five to ten minutes prior to the start time. For international participants, please dial +1-780-409-1668. When prompted for the Conference ID, please enter 13359171.

A recording of the conference call is available approximately two hours following the completion of the call.  To access this recording, in North America please call toll-free 1-888-214-7699.  International callers, please dial +1-402-220-1554.  When prompted for the passcode, please enter 13359171.  In addition, a recording of the conference will accessible via Carmanah's corporate website at www.carmanah.com within three business days.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of renewable and energy-efficient technologies, including solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom. The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Director of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com